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11|30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-43398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/11 and ending 09/30/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
James T. Borello & Company

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
151 Dundee Avenue
(No. and Street)

East Dundee	IL	60118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: James T. Borello (847) 426-0200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DO
12/17

OATH OR AFFIRMATION

I, **James T. Borello**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of James T. Borello & Company as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

CAROLYN SCHWARTZ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 11, 2014

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2012


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
James T. Borello & Co.

We have audited the accompanying statement of financial condition of James T. Borello & Co. as of September 30, 2012 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of James T. Borello & Co. as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 19, 2012

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

Cash	$ 370,352
Commissions receivable	96,811
Furniture and equipment, at cost, net of $211,588 accumulated depreciation	21,304
Automobile, at cost, net of $54,809 accumulated depreciation	53,789
TOTAL ASSETS	$ 542,256

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expense	$ 15,199
Commissions payable	36,855
Total Liabilities	$ 52,054
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	160,379
Retained earnings	328,823
Total Shareholder's Equity	$ 490,202
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 542,256

The accompanying notes are an integral part of these financial statements.

JAMES T. BORELLO & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - James T. Borello & Co. (the "Company") was incorporated in the state of Illinois on February 14, 1990. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing accounting and income tax preparation services.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation - Depreciation of furniture, equipment and automobile is provided for using various accelerated and straight line methods over five and seven year periods.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 3 - RETIREMENT PLAN

Effective January 1, 2012, the Company revised its 401(k) profit sharing plan to include all employees that have attained the age of 21 and completed 1,000 hours of service during a 12-month period. The Company will make an annual Safe Harbor Non-elective 3% contribution that is 100% vested immediately. All other discretionary profit sharing contributions made by the Company vest over a six-year period based on years of eligible service. Contributions to the plan for the year ended September 30, 2012 were $190,095.

NOTE 4 - CASH BALANCE PENSION PLAN

On January 1, 2012, the Company adopted a cash balance pension plan. The Plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company funds retirement costs through a trust and complies with the applicable minimum funding requirements specified by ERISA. Participants' accrued benefits vest 100% after three years of eligible service and are based on accumulation account balances, which are maintained for each individual. Participants receive an annual pay credit equal to 80% of their compensation and a monthly interest credit at a fixed rate of 5% compounded annually. Contributions to the plan for the year ended September 30, 2012 were $350,000.

JAMES T. BORELLO & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2012

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2012, the Company's net capital and required net capital were $332,958 and $25,000 respectively. The ratio of aggregate indebtedness to net capital was 16%.

NOTE 6 - RELATED PARTIES

During the year ended September 30, 2012, the Company paid $162,000 in rent for occupancy of its premises to the Company's sole shareholder. No written lease agreement exists between the Company and the shareholder.

In addition, this shareholder is a registered representative of the Company and is responsible for a significant portion of the Company's revenue. The shareholder is not compensated based on a percentage of the revenue produced, but receives a salary.

NOTE 7 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has a bank account designated as a Special Bank Account for the Exclusive Benefit of Customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2012, this special bank account had a $0 balance.